FIRST MAJESTIC SILVER CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

First Majestic Silver Corp. (“First Majestic”)
Suite 1805, 925 West Georgia Street
Vancouver, British Columbia, V6C 3L2

1.2	Executive Officer

The following executive officer of First Majestic is knowledgeable about the Arrangement (as defined below) and this report:

Raymond L. Polman
Chief Financial Officer
Telephone: (604) 688-3033

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Silvermex Resources Inc. (“Silvermex”) is a Vancouver-based silver and gold company whose principal property is the 100% owned La Guitarra mine located in the Temascaltepec mining district of Mexico. Silvermex’s activities are focused in Mexico and also include a portfolio of exploration projects.

2.2	Acquisition Date

July 3, 2012

2.3	Consideration

Pursuant to a Plan of Arrangement under Part 5 of Division 9 of the Business Corporations Act (British Columbia) (the “Arrangement”), First Majestic acquired all of the issued and outstanding common shares of Silvermex in exchange for an aggregate of 9,451,654 common shares of First Majestic and CDN$26,623.66 in cash, representing 0.0355 First Majestic common shares and CDN$0.0001 for each Silvermex common share held immediately prior to the Arrangement. In addition, in exchange for the cancellation of certain outstanding warrants of Silvermex, First Majestic issued warrants to purchase an aggregate of 338,295 common shares of First Majestic (“Replacement Warrants”).

The cash consideration was paid from First Majestic’s cash on hand.

2.4	Effect on Financial Position

First Majestic intends to continue to operate Silvermex’s La Guitarra mine. First Majestic intends to conduct an internal reorganization with respect to the acquired business but does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of First Majestic.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Arrangement was conducted pursuant to an Arrangement Agreement between First Majestic and Silvermex dated April 3, 2012. The Arrangement was not with an informed person, associate or affiliate of First Majestic.

2.7	Date of Report

September 14, 2012

Item 3	Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached hereto as Schedule “A” and “B”:

Schedule “A” - Unaudited pro forma condensed consolidated financial statements as at and for the six month period ended June 30, 2012 and for the year ended December 31, 2011.

Schedule “B”: Unaudited interim financial statements of Silvermex for the period ended June 30, 2012, consisting of the condensed consolidated interim statements of financial position of Silvermex as at June 30, 2012 and December 31, 2011, the condensed consolidated interim statements of comprehensive loss, and cash flows for the three and six months ended June 30, 2012 and June 30, 2011 and the statement of changes in equity for the six months ended June 30, 2012 and June 30, 2011, and the related notes

The audited consolidated financial statements of Silvermex as at December 31, 2011 and 2010 and for the years then ended were filed on SEDAR on March 26, 2012 and amended on July 4, 2012, and are incorporated herein by reference. These financial statements can be viewed on Silvermex’s SEDAR profile at www.sedar.com. First Majestic did not obtain the consent of the auditors for the inclusion of their auditor’s report in this Report.

Dated this 14th day of September, 2012

FIRST MAJESTIC SILVER CORP.

“Connie Lillico”

Connie Lillico
Corporate Secretary

SCHEDULE “A”

Unaudited Pro Forma Financial Statements

[Please see attached]

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012
AND
FOR THE YEAR ENDED DECEMBER 31, 2011
(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2012
(Unaudited) (tabular amounts are expressed in thousands of United States dollars)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
Assets		(Note 7(a))

Current assets
Cash and cash equivalents	$70,890	$8,482	4 (a)	$(26)	$79,346
Restricted cash	-	2,904		-	2,904
Trade and other receivables	16,430	919		-	17,349
Income taxes receivable	9,461	-		-	9,461
Inventories	19,426	3,162	4 (b)	912	23,500
Other financial assets	10,528	-		-	10,528
Prepaid expenses and other	2,147	563		-	2,710
Total current assets	128,882	16,030		886	145,798

Non-current assets
Mining interests	197,368	17,069	4 (c), 4 (d)	86,497	314,328
			4 (e)	13,394
Property, plant and equipment	163,464	24,221	4 (e)	(13,394)	174,291
Goodwill	-	3,033	4 (d)	(3,033)	22,276
			4 (f)	22,276
Deferred tax assets	8,883	4,699		-	13,582
Deposits on long-term assets	11,813	485		-	12,298
Total assets	$510,410	$65,537		$106,626	$682,573

Liabilities and Equity

Current liabilities
Trade and other payables	$23,895	$4,947	4 (g)	$1,536	$30,378
Debt facilities	-	998		-	998
Current portion of lease obligations	7,476	-		-	7,476
Income taxes payable	2,932	-	4 (h)	2,826	5,758

Total current liabilities	34,303	5,945		4,362	44,610

Non-current liabilities
Lease obligations	13,402	-		-	13,402
Decommissioning liabilities	6,487	1,967		-	8,454
Deferred tax liabilities	59,010	2,186	4 (f)	22,276	83,472
Total liabilities	113,202	10,098		26,638	149,938

Equity

Shareholders' equity
Share capital	278,426	146,769	4 (i)	(146,769)	414,743
			4 (j)	136,317
Equity reserves	27,653	19,806	4 (i)	(19,806)	28,299
			4 (k)	646
Retained earnings (Accumulated deficit)	91,129	(111,136)	4 (g)	(1,536)	89,593
			4 (i)	111,136
Total equity	397,208	55,439		79,988	532,635

Total liabilities and equity	$510,410	$65,537		$106,626	$682,573

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2012
(Unaudited) (amounts are expressed in thousands of United States dollars, except share and per share amounts)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
		(Note 7(b))

Revenues	$112,589	$4,857		$-	$117,446

Cost of sales	35,149	4,674	4 (l)	(1,135)	38,688
Gross margin	77,440	183		1,135	78,758

Depletion, depreciation and amortization	10,712	892	4 (m)	315	11,919
Mine operating earnings	66,728	(709)		820	66,839

General and administrative expense	9,512	3,600		-	13,112
Share-based payments	5,230	631		-	5,861
Acquisition costs	781	4,371			5,152
Exploration	-	3,383	4 (l)	(3,383)	-
Accretion of decommissioning liabilities	202	66		-	268
Foreign exchange loss (gain)	(217)	73		-	(144)

Operating earnings	51,220	(12,833)		4,203	42,590

Investment and other income	1,954	124		-	2,078
Finance costs	(867)	(22)		-	(889)
Write-downs and other expense	-	(2,118)		-	(2,118)

Earnings before income taxes	52,307	(14,849)		4,203	41,661

Income taxes
Current income tax expense	1,777	35		-	1,812
Deferred income tax expense (recovery)	8,851	(1,460)	4 (n)	(88)	7,303

	10,628	(1,425)		(88)	9,115

Net earnings (loss) for the period	$41,679	$(13,424)		$4,291	$32,546

Earnings per common share
Basic	$0.39	$(0.05)			$0.28
Diluted	$0.39	$(0.05)			$0.28

Weighted average shares outstanding
Basic	105,619,499	249,589,922	5		115,071,140
Diluted	107,786,650	249,589,922	5		117,238,291

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(Unaudited) (amounts are expressed in thousands of United States dollars, except share and per share amounts)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
		(Note 7(c))

Revenues	$245,514	$16,957		$-	$262,471

Cost of sales	66,787	9,052		-	75,839
Gross margin	178,727	7,905		-	186,632

Depletion, depreciation and amortization	15,440	1,365	4 (m)	1,254	18,059
Mine operating earnings	163,287	6,540		(1,254)	168,573

General and administrative expense	16,452	5,664		-	22,116
Share-based payments	5,948	2,308		-	8,256
Exploration	-	2,422	4 (l)	(2,422)	-
Accretion of decommissioning liabilities	435	93		-	528
Foreign exchange loss	622	420		-	1,042

Operating earnings	139,830	(4,367)		1,168	136,631

Investment and other income	(1,030)	1,605		-	575
Finance costs	(1,263)	(69)		-	(1,332)
Write-downs and other expenses	-	(8,100)		-	(8,100)

Earnings before income taxes	137,537	(10,931)		1,168	127,774

Income taxes
Current income tax expense	10,920	192		-	11,112
Deferred income tax expense (recovery)	23,043	(7,166)	4 (n)	(351)	15,526

	33,963	(6,974)		(351)	26,638

Net earnings (loss) for the year	$103,574	$(3,957)		$1,519	$101,136

Earnings per common share
Basic	$1.00	$(0.02)			$0.90
Diluted	$0.96	$(0.02)			$0.87

Weighted average shares outstanding
Basic	103,276,935	235,680,584	5		112,728,576
Diluted	107,368,050	235,680,584	5		116,819,691

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

1.	BASIS OF PREPARATION

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition by First Majestic Silver Corp. (“First Majestic”) of all of the outstanding shares of Silvermex Resources Inc. (“Silvermex”). All amounts are expressed in United States dollars unless otherwise indicated.

The unaudited pro forma condensed consolidated statement of financial position of First Majestic as at June 30, 2012 and the unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2012 and for the year ended December 31, 2011 have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of Silvermex by First Majestic pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been compiled from the following historical information:

	a)	A pro forma condensed consolidated statement of financial position combining:
		i)	The unaudited condensed interim consolidated statement of financial position of First Majestic as at June 30, 2012; and
		ii)	The unaudited condensed consolidated interim statement of financial position of Silvermex as at June 30, 2012.

	b)	A pro forma condensed consolidated statement of income for the six months ended June 30, 2012 combining:
		i)	The unaudited condensed interim consolidated statement of income of First Majestic for the six months ended June 30, 2012; and
		ii)	The unaudited condensed consolidated interim statement of comprehensive loss of Silvermex for the six months ended June 30, 2012.

	c)	A pro forma consolidated statement of income for the year ended December 31, 2011 combining:
		i)	The audited consolidated statement of income of First Majestic for the year ended December 31, 2011; and
		ii)	The audited consolidated statement of comprehensive loss of Silvermex for the year ended December 31, 2011.

The pro forma condensed consolidated statement of financial position as at June 30, 2012 has been prepared as if the transactions described in notes 3 and 4 had occurred on June 30, 2012. The pro forma condensed consolidated statements of income for the six months ended June 30, 2012 and for the year ended December 31, 2011 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of First Majestic, which would have actually resulted had the transactions been effected on dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of First Majestic and Silvermex for the year ended December 31, 2011, and notes thereto; as well as the unaudited condensed interim consolidated financial statements of First Majestic and Silvermex for the six months ended June 30, 2012.

Notes Page 1

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in First Majestic’s audited consolidated financial statements as at December 31, 2011. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between First Majestic and Silvermex where the impact was potentially material. With the exception of items adjusted in note 4(f), the significant accounting policies of Silvermex conform in all material respects to those of First Majestic.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

In April 2012, First Majestic and Silvermex jointly announced that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Silvermex for a consideration of 0.0355 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of Silvermex. Outstanding Silvermex options were deemed to be vested, exercised, and cancelled in exchange for Silvermex shares equal to the in-the-money value of the options and the resulting Silvermex shares will be exchanged for First Majestic shares based on the Exchange Ratio. Outstanding Silvermex warrants may be exchanged for equivalent warrants of First Majestic based on the Exchange Ratio, at the election of the holder. For those Silvermex warrants which are not exchanged, the Silvermex warrants will be deemed vested, exercised, and cancelled in exchange for Silvermex shares equal to the in-the-money value of the warrants and the resulting Silvermex shares will be exchanged for First Majestic shares based on the Exchange Ratio.

On July 3, 2012, the Company completed the Arrangement Agreement to acquire all of the issued and outstanding common shares of Silvermex. The total consideration was valued at $137.0 million at the acquisition date.

Total consideration for the acquisition and preliminary purchase price allocation, in accordance with IFRS 3 – Business Combinations, are estimated as follows:

Acquisition costs:
9,451,654 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
$136,989

Allocation of acquisition costs
Cash	$8,482
Mining interests	116,960
Property, plant and equipment	10,827
Goodwill	22,276
Deposit on long-term assets	485
Other net working capital	(311)
Decommissioning liabilities	(1,967)
Deferred tax liabilities, net	(19,763)
$136,989

For the purpose of preparing these consolidated pro forma financial statements, the value of the First Majestic common shares issued was calculated at a price of $14.42 (CAD$14.60), based on the five day volume weighted average price of First Majestic’s shares at June 29, 2012. The fair value of First Majestic warrants was determined using a Black-Scholes model using the following weighted average assumptions:

Notes Page 2

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

Weighted average fair value at grant date (CAD$)	1.93
Average risk-free interest rate (%)	1.05%
Expected life (years)	1.43
Expected volatility (%)	62%

The transaction will be accounted for as a business combination. First Majestic has estimated the fair value of the non-mining interest net assets to be equal to their carrying value, except with respect to adjustments to conform with First Majestic’s accounting policy, increasing the carrying value of mineral inventory to its fair value by $912,000 and additional provision of $2,826,000 related to VAT refund claims and other tax contingencies. The remainder of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $79,557,000 has been assigned as the increase to the estimated fair value of the acquired mining interests. A deferred income tax liability of $22,276,000 arising from temporary difference on purchase price allocation is recognized with a corresponding increase in goodwill.

The Company will complete a full and detailed valuation of the fair value of the net assets of Silvermex acquired with the assistance of an independent third party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may be different than those in the unaudited pro forma condensed consolidated statement of financial position.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Silvermex had occurred on June 30, 2012.

a)	To record the $26,000 cash paid on acquisition based on CAD$0.0001 per share offered for 266.2 million Silvermex shares.
b)	To increase the carrying value of Silvermex’s mineral inventory to its fair value at June 30, 2012.
c)	To record the excess of the consideration paid over the carrying value of Silvermex’s net assets allocated to mining interests of $86,497,000.
d)	To derecognize goodwill previously recognized by Silvermex.
e)

To record the reallocation of mine reclamation and mine development costs of $13,394,000 from property, plant and equipment to mining interests in accordance with First Majestic’s accounting presentation.To record the deferred income tax liability and related goodwill on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases at tax rate of 28%.

f)	To record the estimated costs of the business combination in the amount of $1,536,000 incurred by First Majestic. No pro forma adjustment to the statement of income has been shown for this amount.
g)	To recognize additional provision for income tax liability of Silvermex in relation to VAT refund claims and other tax contingencies.
h)	Elimination of historical equity of Silvermex on acquisition.
i)

To record the issuance of 9,451,641 First Majestic common shares recorded at a price of $14.42 (CAD$14.60) per share being the five day volume weighted average price of First Majestic’s shares at June 29, 2012.

j)	To record the issuance of 338,295 replacement warrants of First Majestic with a fair value of $646,000, determined using the Black-Scholes model.

Notes Page 3

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

The unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 2012 and year ended December 31, 2011 reflect the following adjustments as if the business combination had occurred on January 1, 2011.

	k)	To capitalize development costs of $1,135,000 and exploration costs of $5,805,000 previously expensed by Silvermex since January 1, 2011 to conform to First Majestic’s accounting policies.
	l)	To record additional depletion, depreciation and amortization as a result of the increased value of mining interests arising from the purchase price allocation.
	m)	To record the deferred tax recovery relating to increased depletion, depreciation and amortization costs arising from purchase price allocation per m) above.

5.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for First Majestic have been adjusted to reflect the additional shares resulting from transactions described in notes 3 and 4 effective January 1, 2011.

	Six Months Ended	Year Ended
	June 30, 2012	December 31, 2011
Weighted average number of shares on issue - basic	105,619,499	103,276,935
Adjustments for estimated shares to be issued for acquisition	9,451,641	9,451,641
Pro forma weighted average number of shares on issue - basic	115,071,140	112,728,576

Weighted average number of shares on issue - diluted	107,786,650	107,368,050
Adjustments for estimated shares to be issued for acquisition	9,451,641	9,451,641
Pro forma weighted average number of shares on issue - diluted	117,238,291	116,819,691

Pro forma weighted average number of shares on issue – diluted excludes 338,295 anti-dilutive warrants.

6.	CAPITAL STOCK

First Majestic’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 3 and 4 at June 30, 2012, are as follows:

	Number of shares	Amount
Balance, June 30, 2012	105,889,197	$278,426
Share consideration issued for acquisition of Silvermex	9,451,641	136,317
Pro forma balance, June 30, 2012	115,340,838	$414,743

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars unless otherwise stated. Accordingly, the financial information of Silvermex used to construct the pro forma condensed consolidated financial statements, including the unaudited condensed consolidated interim statement of financial position at June 30, 2012, the unaudited condensed consolidated interim statement of comprehensive loss for the six months ended June 30, 2012 and the audited consolidated statement of comprehensive loss for the year ended December 31, 2011, were converted from Canadian dollars (“CAD$”) to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at June 30, 2012 – $1.0191
For the six months ended June 30, 2012 – $1.0057
For the year ended December 31, 2011 – $1.0110

Notes Page 4

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

a)	Silvermex unaudited condensed interim consolidated statement of financial position at June 30, 2012

	June 30, 2012	June 30, 2012
Assets	CAD$	USD$

Current assets
Cash and cash equivalents	$7,243,516	$7,107,758
Restricted cash	2,959,355	2,903,891
Trade and other receivables	936,925	919,365
Inventories	3,222,736	3,162,335
Short-term investments	1,400,000	1,373,761
Prepaid expenses and other	574,176	563,415

Total current assets	16,336,708	16,030,525

Non-current assets
Mining interests	17,394,122	17,068,121
Property, plant and equipment	24,683,870	24,221,244
Goodwill	3,091,166	3,033,231
Deferred tax assets	4,788,696	4,698,946
Deposits on long-term assets	494,261	484,998

Total assets	$66,788,823	$65,537,065

Liabilities and Equity

Current liabilities
Trade and other payables	$5,041,812	$4,947,318
Debt facilities	1,016,749	997,693

Total current liabilities	6,058,561	5,945,011

Non-current liabilities
Decommissioning liabilities	2,005,054	1,967,475
Deferred tax liabilities	2,227,948	2,186,192

Total liabilities	10,291,563	10,098,678

Equity
Share capital	149,572,081	146,768,797
Equity reserves	20,184,171	19,805,879
Accumulated deficit	(113,258,992)	(111,136,289)

Total equity	56,497,260	55,438,387

Total liabilities and equity	$66,788,823	$65,537,065

Notes Page 5

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

	b)	Silvermex unaudited condensed interim consolidated statement of comprehensive loss for the six months ended June 30, 2012

	Six Months Ended June 30, 2012
	CAD$	USD$

Revenues	$4,885	$4,857

Cost of sales	4,701	4,674
Gross margin	184	183

Depletion, depreciation and amortization	897	892
Mine operating earnings	(713)	(709)

General and administrative expense	8,017	7,971
Share-based payments	635	631
Exploration	3,402	3,383
Accretion of decommissioning liabilities	66	66
Foreign exchange gain	73	73

Operating loss	(12,906)	(12,833)

Investment and other income	125	124
Finance costs	(22)	(22)
Write-downs and other expense	(2,130)	(2,118)

Loss before income taxes	(14,933)	(14,849)

Income taxes
Current income tax expense	35	35
Deferred income tax recovery	(1,468)	(1,460)

	(1,433)	(1,425)

Net loss for the period	$(13,500)	$(13,424)

Earnings per common share
Basic	$(0.05)	$(0.05)
Diluted	$(0.05)	$(0.05)

Weighted average shares outstanding
Basic	249,589,922	249,589,922
Diluted	249,589,922	249,589,922

Notes Page 6

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

c)	Silvermex consolidated statement of comprehensive loss for the year ended December 31, 2011

	Year Ended December 31, 2011
	CAD$	USD$

Revenues	$16,772	$16,957

Cost of sales	8,954	9,052

Gross margin	7,818	7,905

Depletion, depreciation and amortization	1,350	1,365

Mine operating earnings	6,468	6,540

General and administrative expense	5,602	5,664
Share-based payments	2,283	2,308
Exploration	2,395	2,422
Accretion of decommissioning liabilities	94	93
Foreign exchange loss	416	420

Operating loss	(4,322)	(4,367)

Investment and other income	1,588	1,605
Finance costs	(66)	(69)
Write-downs and other expense	(8,012)	(8,100)

Loss before income taxes	(10,812)	(10,931)

Income taxes
Current income tax expense	190	192
Deferred income tax recovery	(7,088)	(7,166)

	(6,898)	(6,974)

Net loss for the period	$(3,914)	$(3,957)

Earnings per common share
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)

Weighted average shares outstanding
Basic	235,680,584	235,680,584
Diluted	235,680,584	235,680,584

Notes Page 7

SCHEDULE “B”

Unaudited Interim Financial Statements of Silvermex

[Please see attached]

Condensed Interim Consolidated Financial Statements
June 30, 2012 and 2011
(Unaudited)

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

	June 30	December 31
	2012	2011
	$	$
Assets
Current assets
Cash	7,243,516	10,613,105
Restricted cash (Note 16a)	2,959,355	2,838,384
Short-term investments	1,400,000	7,400,000
Accounts receivable (Note 6)	936,925	2,895,533
Inventory (Note 7)	3,222,736	824,578
Prepaid expenses and deposits	574,176	778,298
	16,336,708	25,349,898
Non-current deposits	494,261	587,407
Mineral property interests	17,394,122	17,394,122
Property, plant, and equipment (Note 8)	24,683,871	21,382,470
Deferred income tax assets	4,788,695	3,403,340
Goodwill	3,091,166	3,091,166
	66,788,823	71,208,403

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,041,812	4,787,211
Current portion of debt (Note 9)	1,016,749	1,499,469
	6,058,561	6,286,680
Provision for reclamation and rehabilitation	2,005,054	1,959,719
Deferred income tax liabilities	2,227,948	2,352,645
	10,291,563	10,599,044
Equity
Share capital (Note 10)	149,572,081	136,580,927
Share payment reserves	20,184,171	24,051,801
Foreign exchange translation reserve	363,977	99,265
Deficit	(113,622,969)	(100,122,634)
	56,497,260	60,609,359
	66,788,823	71,208,403

Contingencies and commitments (Note 16) and events after reporting period (Note 9 & 18)

"Keith Neumeyer"	"Raymond Polman"
Keith Neumeyer, Director	Raymond Polman, Director

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
	$	$	$	$

Sales	1,951,286	2,752,001	4,884,642	6,639,242
Cost of sales (Note 4)	2,760,002	1,640,641	5,597,562	3,780,496
	(808,716)	1,111,360	(712,920)	2,858,746
Operating expenses
Exploration	1,870,375	364,670	3,402,346	667,143
Administration	6,456,929	1,556,713	8,016,929	2,748,957
Share-based compensation	336,240	652,017	634,615	1,635,337
Allowance for value added tax receivable, net (Note 16d)	873,659	-	2,129,818	-
	9,537,203	2,573,400	14,183,708	5,051,437
Operating loss	(10,345,919)	(1,462,040)	(14,896,628)	(2,192,691)
Other income (expenses)
Finance costs (Note 5)	(40,110)	(42,786)	(88,184)	(85,435)
Foreign exchange (loss) gain	(106,452)	108,393	(73,745)	(131,880)
Gain on sale of mineral property interests	-	-	38,779	-
Interest and other income	30,962	69,648	87,026	163,532
	(115,600)	135,255	(36,124)	(53,783)
Net loss before income taxes	(10,461,519)	(1,326,785)	(14,932,752)	(2,246,474)
Income tax expense (recovery)
Current	-	-	35,088	-
Deferred	(291,557)	(107,408)	(1,467,505)	(130,191)
	(291,557)	(107,408)	(1,432,417)	(130,191)
Net loss for the period	(10,169,962)	(1,219,377)	(13,500,335)	(2,116,283)
Other comprehensive loss
Foreign exchange translation reserve	856,558	101,627	264,712	(377,681)
Total comprehensive loss for the period	(9,313,404)	(1,117,750)	(13,235,623)	(2,493,964)

Loss per share
Basic and diluted	$(0.04)	$(0.01)	$(0.05)	$(0.01)

Weighted average number of common shares outstanding	257,565,959	234,124,974	249,589,922	233,512,337

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
	$	$	$	$

Cash (used for) provided by operating activities
Net loss	(10,169,962)	(1,219,377)	(13,500,335)	(2,116,283)
Adjustments for non-cash items:
Finance costs (Note 5)	40,110	42,786	88,184	85,435
Depreciation and depletion (Note 8)	483,579	297,116	939,307	690,801
Foreign exchange loss (gain)	106,451	(108,393)	73,744	131,880
Deferred income taxes	(291,557)	(107,408)	(1,467,505)	(130,191)
Share-based compensation	336,240	652,017	634,615	1,635,337
	(9,495,139)	(443,259)	(13,231,990)	296,979
Changes in non-cash working capital (Note 12)	129,466	488,701	(535,180)	14,336
	(9,365,673)	45,442	(13,767,170)	311,315

Cash (used for) provided by investing activities
Redemption of (investment in) short term investments	5,600,000	(1,183,993)	6,000,000	-
Purchase of property, plant, and equipment	(674,423)	(662,353)	(2,677,998)	(1,075,717)
Mine development expenditures	(270,251)	(559,377)	(1,137,993)	(860,548)
	4,655,326	(2,405,723)	2,184,009	(1,936,265)

Cash (used for) provided by financing activities
Long term debt principal repayments	(509,850)	-	(509,850)	-
Shares issued for cash, net of issuance costs	7,067,184	201,613	8,488,909	854,125
	6,557,334	201,613	7,979,059	854,125

Increase (decrease) in cash during the period	1,846,987	(2,158,668)	(3,604,102)	(770,825)
Effect of changes in foreign exchange rates	231,682	33,664	355,484	(177,879)
Cash and restricted cash, beginning	8,124,202	18,590,836	13,451,489	17,414,536

Cash and restricted cash, ending	10,202,871	16,465,832	10,202,871	16,465,832

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Equity
(Expressed in Canadian dollars, unaudited)

	Share Capital		Share Payment Reserves
					Foreign
			Share	Share	Exchange
	Number of	Share	Payment	Warrant	Translation
	Common	Capital	Reserve	Reserve	Reserve	Deficit	Total
	Shares	$	$	$	$	$	$

Balance, December 31, 2010	231,303,257	132,151,881	11,081,159	12,836,656	(431,146)	(96,208,514)	59,430,036
Total comprehensive loss
Net loss for the period	-	-	-	-	-	(2,116,283)	(2,116,283)
Foreign exchange translation reserve	-	-	-	-	(377,681)	-	(377,681)
							(2,493,964)
Exercise of stock options (Note 11)	719,500	430,793	(194,792)	-	-	-	236,001
Exercise of warrants and agent's units (Note 10)	2,375,892	1,211,634	-	(593,510)	-	-	618,124
Share-based compensation	-	-	1,635,337	-	-	-	1,635,337
Balance, June 30, 2011	234,398,649	133,794,308	12,521,704	12,243,146	(808,827)	(98,324,797)	59,425,534

Balance, December 31, 2011	239,333,362	136,580,927	12,040,320	12,011,481	99,265	(100,122,634)	60,609,359
Total comprehensive loss
Net loss for the period	-	-	-	-	-	(13,500,335)	(13,500,335)
Foreign exchange translation reserve	-	-	-	-	264,712	-	264,712
							(13,235,623)
Exercise of stock options (Note 11)	4,400,731	3,528,778	(1,702,518)	-	-	-	1,826,260
Exercise of warrants (Note 10)	20,173,216	9,462,376	-	(2,799,727)	-	-	6,662,649
Share-based compensation	-	-	634,615	-	-	-	634,615
Balance, June 30, 2012	263,907,309	149,572,081	10,972,417	9,211,754	363,977	(113,622,969)	56,497,260

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

1.	Nature and description of the Company

Silvermex Resources Inc. (referred to as “the Company” or “Silvermex”) is a growth-oriented silver and gold producer focused on building a portfolio of North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico.

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, to Genco Resources Ltd. (“Genco”) on March 30, 1998 and to Silvermex Resources Inc. on November 16, 2010.

The head office, principal address, registered and records office of the Company is located at Suite 1805 - 925 West Georgia Street, Vancouver, BC, V6C 3L2, Canada.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011. Accordingly accounting policies, estimates, and judgements applied are the same as those applied in the Company’s annual financial statements except with the new policies adopted in the period as discussed in Note 3. The Company assesses its accounting estimates and judgements every reporting period.

The condensed consolidated interim financial statements of Silvermex Resources Inc. for the period ended June 30, 2012 were approved and authorized for issue by the Board of Directors on September 9, 2012.

3.	Changes in accounting standards

The Company adopted the following accounting standard which became effective on January 1, 2012:

IAS 12, Income taxes (“IAS 12”)

IAS 12 – Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The amendment does not have a significant impact on the Company’s condensed consolidated interim financial statements.

4.	Cost of sales

	Three months		Six months
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$

Raw materials, consumables, and energy	1,202,873	759,443	2,250,853	1,524,512
Salaries, employee benefits and contractors	1,787,510	829,415	3,265,554	1,382,807
Change in silver and gold concentrate inventories (Note 7)	(1,169,571)	(501,705)	(1,657,244)	(297,899)
Depreciation and depletion	462,770	264,116	897,692	582,572
Other	476,420	289,372	840,707	588,504
	2,760,002	1,640,641	5,597,562	3,780,496

5.	Finance costs

	Three months		Six months
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$

Accretion of interest due to Goldcorp (Note 9)	-	5,682	-	11,553
Accretion of interest due to Aurcana (Note 9)	7,843	12,927	21,815	25,771
Accretion of reclamation and rehabilitation obligations	32,267	24,177	66,369	48,111
	40,110	42,786	88,184	85,435

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

6.	Accounts receivable

	June 30,	December 31,
	2012	2011
	$	$

Trade receivables (Note 14)	164,651	2,018,207
Value Added Taxes Receivable, net (Note 16d)	538,440	220,955
Note receivable from Comstock	170,504	213,296
Other	63,330	443,075
	936,925	2,895,533

7.	Inventory

	June 30,	December 31,
	2012	2011
	$	$

Silver and gold concentrates	2,114,601	196,884
Parts and supplies	1,108,135	627,694
	3,222,736	824,578

As at June 30, 2012 and December 31, 2011, no inventories have been pledged as security for liabilities.

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

8.	Property, plant, and equipment

		Land &	Computer	Office	Leasehold	Mine	Mine	Mine	Construction
	Automotive	buildings	equipment	furniture	improvements	equipment	development	reclamation	in process	Total
	$	$	$	$	$	$	$	$	$	$

Cost
Balance, January 1, 2011	342,358	1,765,942	314,993	133,299	140,238	4,214,318	8,170,764	1,231,064	-	16,312,976
Additions	270,143	485,590	235,356	15,141	-	1,331,410	3,608,114	549,977	902,993	7,398,724
Disposals	-	-	(19,924)	(26,277)	-	-	-	-	-	(46,201)
Impairment	-	-	-	-	-	(203,907)	-	-	-	(203,907)
Foreign exchange translation adjustment	16,687	20,425	11,919	887	-	121,361	247,317	24,869	27,299	470,764
Total cost,	629,188	2,271,957	542,344	123,050	140,238	5,463,182	12,026,195	1,805,910	930,292	23,932,356
December 31, 2011

Accumulated depreciation and depletion
Balance, January 1, 2011	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975
Depreciation and depletion	107,397	64,145	142,800	32,600	36,796	456,743	639,580	80,239	-	1,560,300
Disposals	-	-	(19,493)	(19,707)	-	-	-	-	-	(39,200)
Impairment	-	-	-	-	-	(134,939)	-	-	-	(134,939)
Foreign exchange translation adjustment	2,946	1,737	2,214	1,300	-	33,865	19,735	1,953	-	63,750
Total accumulated depreciation and depletion, December 31, 2011	132,376	94,641	303,334	52,796	140,238	877,377	866,932	82,192	-	2,549,886

Net book value, December 31, 2011	496,812	2,177,316	239,010	70,254	-	4,585,805	11,159,263	1,723,718	930,292	21,382,470

Cost
Balance, January 1, 2012	629,188	2,271,957	542,344	123,050	140,238	5,463,182	12,026,195	1,805,910	930,292	23,932,356
Additions	75,149	23,752	19,733	-	-	2,129,905	1,137,993	148,656	796,198	4,331,386
Disposals	(29,409)	-	-	-	-	-	-	-	-	(29,409)
Foreign exchange translation adjustment	3,322	6,723	1,681	587	-	76,638	84,162	7,637	16,381	197,131
Total cost, June 30, 2012	678,250	2,302,432	563,758	123,637	140,238	7,669,725	13,248,350	1,962,203	1,742,871	28,431,464

Accumulated depreciation and depletion
Balance, January 1, 2012	132,376	94,641	303,334	52,796	140,238	877,377	866,932	82,192	-	2,549,886
Depreciation and depletion	74,486	40,669	49,626	8,264	-	414,346	525,339	74,668	-	1,187,398
Disposals	(16,643)	-	-	-	-	-	-	-	-	(16,643)
Foreign exchange translation adjustment	1,424	715	1,181	58	-	12,049	10,269	1,256	-	26,952
Total accumulated depreciation and depletion, June 30, 2012	191,643	136,025	354,141	61,118	140,238	1,303,772	1,402,540	158,116	-	3,747,593

Net book value, June 30, 2012	486,607	2,166,407	209,617	62,519	-	6,365,953	11,845,810	1,804,087	1,742,871	24,683,871

The Company reviews for indicators of impairment for property, plant and equipment at each reporting date. There were no indicators of impairment present as of June 30, 2012.

Depreciation and depletion expensed during the three and six month periods ended June 30, 2012 and 2011 were recorded as follows:

	Three months		Six months
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$

Cost of sales	462,770	264,116	897,692	582,572
Exploration	18,049	-	36,097	-
Administration	2,760	33,000	5,518	108,229
	483,579	297,116	939,307	690,801

Mine development costs included in property, plant, and equipment relate to the La Guitarra property.

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

8.	Property, plant, and equipment – continued

La Guitarra Property, State of Mexico, Mexico

The Company owns and leases concessions which are primarily located in the Municipality of Temascaltepec, in the State of Mexico. The Company directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party.

The concessions owned by the third party are not currently in production. Upon commencement of production of these concessions, royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to the third party of $204,960 (US$200,000) is payable when the production has totalled 30,000 equivalent ounces of gold.

9.	Debt

Pursuant to the acquisition of La Guitarra in August 2003, the Company agreed to pay $4,130,400 (US$4,000,000) of the purchase price as a promissory note to Goldcorp Inc. (“Goldcorp”). The debt bears no interest, is unsecured, and repayable by instalments of $509,850 (US$500,000) on each of the first through eighth anniversaries of the closing date. The final instalment of $509,850 (US$500,000) was paid on June 1, 2012.

As part of the acquisition of Silver One on November 16, 2010, the Company assumed a debt of Silver One relating to the 2009 acquisition of 100% of the outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana. The remaining obligations under the agreement included the requirement to deliver 1,000,000 common shares (issued) and debt payments of $512,400 (US$500,000) to Aurcana upon the earlier of April 9, 2012 (paid) or six months after the commencement of commercial production and $512,400 (US$500,000) by October 9, 2012. During the quarter the Company amended the agreement to extend the payments due on April 9, 2012 and October 9, 2012 by three months to July 9, 2012 and January 9, 2013 respectively.

The balance of debt is as follows:

	June 30,	December 31,
	2012	2011
	$	$

Due to Goldcorp	-	509,850
Due to Aurcana	1,016,749	989,619
	1,016,749	1,499,469
Less: current portion	(1,016,749)	(1,499,469)
	-	-

Required debt payments (face value)		$

2012		1,024,800

The difference between the fair value of the payment and its face value was due to the discounting of the debt at the time of acquisition (Note 5).

10.	Share capital and equity reserves

At June 30, 2012, the Company had an unlimited number of authorized common shares without par value and 263,907,309 common shares issued and outstanding (December 31, 2011 – 239,333,362). The Company does not reserve shares for issuances in connection with the exercise of share options, warrants, and agents’ common share units.

During the six months ended June 30, 2012, the Company issued 4,400,731 (June 30, 2011 – 719,500) common shares for proceeds of $1,826,260 (June 30, 2011 - $236,001) relating to stock options exercised. An additional 20,173,216 (June 30, 2011 – 2,375,892) common shares were issued for proceeds of $6,662,649 (June 30, 2011 - $618,124) relating to warrants and agents’ common share units exercised. As at June 30, 2012, 500,000 (June 30, 2011 – Nil) common shares were held in escrow. Under the terms of the escrow agreement the shares will be released over a period of 12 months, with 25% released every three months, commencing on November 15, 2011.

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

10.	Share capital and equity reserves Warrants

A summary of the Company's warrants at June 30, 2012 and June 30, 2011 are presented as follows:

		Weighted
		Average
		Exercise Price
	Number of	Per Share
	Warrants	$

Balance, December 31, 2010	51,654,908	0.57
Issued	360,000	0.65
Exercised	(2,015,892)	0.63

Balance, June 30, 2011	49,999,016	0.57

		Weighted
		average
	Number of	exercise price
	warrants	per share
		$

Balance, December 31, 2011	47,717,303	0.58
Exercised	(20,173,216)	0.33
Expired	(13,767,761)	0.65

Balance, June 30, 2012	13,776,326	0.88

The weighted average contractual life of the outstanding warrants is 1.34 years.

A summary of the Company’s outstanding and exercisable warrants at June 30, 2012 is as follows:

	Exercise price	Outstanding and
Expiry Date	$	exercisable

December 16, 2012	0.71	1,679,548
December 16, 2013	0.90	12,096,778

Balance, June 30, 2012		13,776,326

Agents’ Common Share Units

A summary of the Company's agents’ common share units at June 30, 2012 and June 30, 2011 are presented as follows:

	Number of	Weighted
	agents’	average
	common	exercise price
	share units	per share
		$

Balance, December 31, 2010	1,003,244	0.45
Exercised	(360,000)	0.45

Balance, June 30, 2011	643,244	0.45

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

10.	Share capital and equity reserves – continued

	Number of	Weighted
	agents’	average
	common	exercise price
	share units	per share
$

Balance, December 31, 2011	643,244	0.45
Expired	(643,244)	0.45

Balance, June 30, 2012	-	-

11.	Share-based compensation

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant share options to employees and non-employees. In July 2011, the Company adopted the Stock Option Plan 2011 (“Plan”). Under the Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan may not be less than the market price of the Company’s shares at the date of grant. The maximum term of any option may be ten years, but generally options are granted for five years or less. The Company settles all exercised share option contracts by issuing common shares.

A summary of the Company's options at June 30, 2012 and June 30, 2011 are presented as follows:

		Weighted
		Average
		Exercise Price
	Number of	Per Share
	Options	$

Balance, December 31, 2010	12,628,340	0.60
Granted	3,406,231	0.74
Exercised	(719,500)	0.33
Forfeited	(50,000)	0.41
Expired	(478,040)	1.64

Balance, June 30, 2011	14,787,031	0.61

		Weighted
		average
		exercise price
	Number of	per share
	Options	$

Balance, December 31, 2011	12,108,981	0.55
Granted	3,633,269	0.49
Exercised	(4,400,731)	0.42
Forfeited	(1,595,500)	1.00
Expired	(27,500)	2.77

Balance, June 30, 2012	9,718,519	0.51

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

11.	Share-based compensation – continued

A summary of the Company's options at June 30, 2012 are presented as follows:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
price	options	price	life	options	price	life
($)	outstanding	($)	(years)	exercisable	($)	(years)

0.25 – 0.30	851,900	0.26	2.06	788,923	0.26	1.97
0.31 – 0.40	2,699,750	0.33	2.68	2,699,750	0.33	2.68
0.41 – 0.75	5,983,269	0.59	4.22	3,258,317	0.66	3.89
0.76 – 4.05	183,600	1.59	2.41	183,600	1.59	2.41

0.25 – 4.05	9,718,519	0.51	3.57	6,930,590	0.52	3.16

During the six month period ended June 30, 2012, options granted had a total fair value of $872,757 (June 30, 2011 - $1,477,802) and a weighted average grant-date fair value of $0.24 (June 30, 2011 - $0.43) . The options have been valued using the Black-Scholes option pricing model (“Black-Scholes”), with the following weighted average assumptions:

	Six months	Six months
	ended June 30,	ended June 30,
	2012	2011

Average risk free rate	1.03%	1.69%
Expected life	2.60 years	2.14 years
Expected volatility	85.87%	111.41%
Expected forfeiture rate	2.14%	3.80%
Expected dividends	Nil	Nil

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the Toronto Stock Exchange.

12.	Changes in non-cash working capital

	Three months		Six months
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$

Accounts receivable	1,076,114	1,262,764	1,972,146	1,174,361
Inventories	(1,551,231)	(655,946)	(2,349,474)	(535,859)
Prepaid expenses and deposits	35,690	416	(107,398)	(2,519)
Accounts payable and accrued liabilities	568,893	(118,533)	(50,454)	(621,647)
	129,466	488,701	(535,180)	14,336

13.	Related party transactions

During the six month period ended June 30, 2011, a director of the Company repaid an outstanding loan for $93,000 which was advanced during the year ended December 31, 2010 and bore interest at 5.0% per annum, was due on demand, with the principal and interest due on or before March 10, 2011.

During the six month period ended June 30, 2012, a director of the Company and a company controlled by the director repaid an outstanding advance of $7,313.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

14.	Economic dependence

For the six months ended June 30, 2012, 68% (six months ended June 30, 2011 – 100%) of silver and gold sales were to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at June 30, 2012 is Nil (December 31, 2011 - $1,985,844) owing from Compania Minera Pena de Bernal.

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

15.	Segmented information

The Company has two reportable operating segments, being the La Guitarra operating mine (“Mining Operations”) and the La Guitarra and Silver One exploration operations (“Exploration”). All revenues and cost of sales relate to the sale of silver and gold in Mexico.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

The Company’s non-current assets by geographic location are as follows:

	June 30,	December 31,
	2012	2011
	$	$

Canada	57,122	62,639
Mexico	50,394,993	45,795,866
Total non-current assets	50,452,115	45,858,505

The Company’s operating income (loss) by operating segment is as follows:

	Three months ended June 30, 2012 ($)
					Operating
			Depreciation and	Other operating	income
	Sales	Mining costs	depletion	expenses	(loss)
Mining operations	1,951,286	(2,297,232)	(462,770)	-	(808,716)
Exploration	-	-	(18,049)	(1,852,326)	(1,870,375)
Corporate	-	-	(2,760)	(7,664,068)	(7,666,828)
	1,951,286	(2,297,232)	(483,579)	(9,516,394)	(10,345,919)

	Three months ended June 30, 2011 ($)
					Operating
			Depreciation and	Other operating	income
	Sales	Mining costs	depletion	expenses	(loss)
Mining operations	2,752,001	(1,376,525)	(264,116)	-	1,111,360
Exploration	-	-	-	(364,670)	(364,670)
Corporate	-	-	(33,000)	(2,175,730)	(2,208,730)
	2,752,001	(1,376,525)	(297,116)	(2,540,400)	(1,462,040)

	Six months ended June 30, 2012 ($)
					Operating
			Depreciation and	Other operating	income
	Sales	Mining costs	depletion	expenses	(loss)
Mining operations	4,884,642	(4,699,870)	(897,692)	-	(712,920)
Exploration	-	-	(36,097)	(3,366,249)	(3,402,346)
Corporate	-	-	(5,518)	(10,775,844)	(10,781,362)
	4,884,642	(4,699,870)	(939,307)	(14,142,093)	(14,896,628)

	Six months ended June 30, 2011 ($)
					Operating
			Depreciation and	Other operating	income
	Sales	Mining costs	depletion	expenses	(loss)
Mining operations	6,639,242	(3,197,924)	(582,572)	-	2,858,746
Exploration	-	-	-	(667,143)	(667,143)
Corporate	-	-	(108,229)	(4,276,065)	(4,384,294)
	6,639,242	(3,197,924)	(690,801)	(4,943,208)	(2,192,691)

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

16.	Contingencies and commitments

	(a)	Mexican Value Added Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3,000,000 (approximately MXN$38,000,000). The reassessment is attributable to (a) VAT refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income for corporate income tax purposes. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit, the Company has posted cash as collateral for a bond held with SAT for $2,959,355 (MXN$38,896,678), the full amount of the tax reassessment.

In the six month period ended June 30, 2012, the Company received an initial judgement against the Company in favour of the Mexican tax authorities. This judgement is not considered a final legal ruling until the conclusion of the appeals mechanism available to the Company. The Company will accrue for the reassessment when the liability is both probable and the amount can reasonably be estimated. In management’s opinion the outcome of the reassessment is not currently determinable as of June 30, 2012. The Company has not recorded the impact of this reassessment and the collateral for the bond has been classified as restricted cash.

	(b)	Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work completed under a contract. On June 3, 2011, the Supreme Court of Guanajuato ruled the Company must pay $83,389 (US$81,371) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the year ended December 31, 2011 but believes the interest portion of the claim of approximately $122,976 (US$120,000) is without merit. The Company has accrued $81,984 (US$80,000) (December 31, 2011 - $81,576 (US$80,000)) as at June 30, 2012 as their best estimate for the settlement of this claim.

	(c)	Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had initiated legal action against the Company’s subsidiary La Guitarra claiming unpaid salary and expense reimbursements. Based on the Company’s best estimate for the settlement of the claim, management has accrued $205,481 (MXN$2,700,000) as at June 30, 2012 and December 31, 2011.

	(d)	Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $5,260,093 (MXN$69,117,098) (December 31, 2011 - $1,832,036 (MXN$25,105,380)). The Company is currently and has been involved in several court trials regarding the receivables and believes it is fully entitled to the VAT receivables under the Mexican laws. However, conflicting court decisions have created uncertainty on the timing and collectability of the VAT receivables. Although the judgement process is still ongoing, it is difficult for management to predict the final outcome. As a result, management has recorded an accounting estimate to reduce the full amount of the receivable to Nil as of June 30, 2012 (December 31, 2011 – Nil). The Company reviews the estimate on a quarterly basis and updates the estimate accordingly if needed.

	(e)	The Company entered into several office space and office equipment leases, capital expenditure commitments, and community development commitments. The minimum payments required are as follows:

	As at June 30, 2012
		Between 2 to 5	Greater than 5
	Within 1 year ($)	years ($)	years ($)	Total ($)

Office space and office equipment	179,150	128,280	-	307,430
Community development	54,789	51,673	129,183	235,645

	233,939	179,953	129,183	543,075

SILVERMEX RESOURCES INC.
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian dollars, unaudited)

17.	Financial instruments

The Company has designated each of its significant categories of financial instruments as follows:

		June 30, 2012		December 31, 2011
Financial assets	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Cash	Loans and receivables	7,243,516	7,243,516	10,613,105	10,613,105
Restricted cash	Loans and receivables	2,959,355	2,959,355	2,838,384	2,838,384
Trade receivables	Loans and receivables	164,651	164,651	2,018,207	2,018,207
Other receivables	Loans and receivables	772,274	772,274	877,326	877,326
Short term investments	Available-for-sale	1,400,000	1,400,000	7,400,000	7,400,000
Total financial assets		12,539,796	12,539,796	23,747,022	23,747,022

		June 30, 2012		December 31, 2011
Financial liabilities	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Accounts payable and accrued liabilities	Other financial liabilities	5,041,812	5,041,812	4,787,211	4,787,211
Debt	Other financial liabilities	1,016,749	1,016,749	1,499,469	1,499,469
Total financial liabilities		6,058,561	6,058,561	6,286,680	6,286,680

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based upon observable market data

Revenues from mineral sales are provisionally priced. The price is not settled until a predetermined future date, typically within 60 days after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of our concentrate receivables change as the underlying commodity market prices vary. As at June 30, 2012 and December 31, 2011 there were no concentrate receivables which were subject to provisional pricing.

	June 30, 2012			Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term investments	1,400,000	-	-	1,400,000

	December 31, 2011			Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term investments	7,400,000	-	-	7,400,000

The fair values of cash, short-term investments, restricted cash, accounts receivable, accounts payable, accrued liabilities and debt approximate their carrying values due to the short-term to maturities of these financial instruments. There were no transfers between levels 1, 2, and 3 during the six month period ended June 30, 2012.

18.	Subsequent event

On July 3, 2012, the Company completed a plan of arrangement with First Majestic Silver Corp (“First Majestic”) to acquire all of the issued and outstanding common shares of Silvermex. Shareholders of Silvermex received 0.0355 First Majestic shares and $0.0001 cash for each held share of Silvermex.